 Exhibit 3(i)

State of Delaware Secretary of State Division of Corporations Delivered 09:14 AM 05/01/2018 FILED 09:14 AM 05/01/2018 SR 20183198745 - FileNumber 4411454

Certificate of Amendment

to the

Amended and Restated Certificate of Incorporation

Of

Carbon Natural Gas Company

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Carbon Natural Gas Company (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, is hereby duly adopted pursuant to and in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

1.           Article 1 of the Amended and Restated Certificate of Incorporation of Carbon Natural Gas Company is hereby deleted and replaced in its entirety by the following:

“The name of the Corporation is Carbon Energy Corporation.”

2.           Section 4.1 of Article 4 of the Amended and Restated Certificate of Incorporation of Carbon Natural Gas Company is hereby deleted and replaced in its entirety by the following:

“4.1  Authorized Shares. The total number of shares of stock that the Corporation shall have authority to issue is Thirty Six Million (36,000,000) shares, consisting of (i) Thirty Five Million (35,000,000) shares of common stock, each with par value of $0.01 (the “Common Stock”) and (ii) One Million (1,000,000) shares of preferred stock, each with par value of $0.01 (the “Preferred Stock”).”

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation, for the purpose of amending the Amended and Restated Certificate of Incorporation pursuant to the Delaware General Corporation Law, does hereby make and file this Certificate of Amendment, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set his hand this 1st day of May, 2018.

This Certificate of Amendment shall become effective June 1, 2018.

/s/ Kevin D. Struzeski
Kevin D. Struzeski,
Chief Financial Officer,
Secretary and Treasurer